UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

COMMUNICATIONS SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

203900105

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Noah Klarish, Esq.

Hutner Klarish LLP

1359 Broadway, Suite 2001

New York, NY 10018

(212) 868-3777

September 15, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 203900105	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ira Albert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 519,151 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 519,151 shares
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

519,151 (includes 284,210 shares owned by Albert Investment Associates, L.P., 43,502 shares owned by Ira Albert personally, and 191,439 shares owned by accounts over which the Reporting Person has discretionary voting and dispositive authority.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.05 value per share (the “Common Stock”), of Communications Systems, Inc., a Minnesota corporation (the “Issuer”). The Issuer maintains its principal executive office at 10900 Red Circle Drive, Minnetonka, Minnesota 55343.

Item 2.	Identity and Background.

(a)       This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer’s Common Stock held by him and with respect to shares of the Issuer’s Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the “Albert Partnership”) with respect to shares of the Issuer’s Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the “Reporting Person.”

(b)       The Reporting Person filed an initial Schedule 13D for an event on April 18, 2008 (the “Initial Schedule”). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Ira Albert directly owns 43,502 shares of the Issuer’s Common Stock for which he paid $435,126. Mr. Albert used personal funds in making the purchases. Mr. Albert has discretionary authority over accounts which own 191,439 shares of the Issuer’s Common Stock for which such accounts paid a total of $2,145,148 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 284,210 shares of the Issuer’s Common Stock for which it paid $3,012,634 from its working capital.

Item 4.	Interest in Securities of the Issuer.

(a)       The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 8,620,384 shares of Common Stock outstanding as reported in the Issuer’s most recent Form 10-Q for the quarterly period ended June 30, 2008) directly beneficially owned by each Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares
Ira Albert	43,502	0.5%
Albert Partnership	284,210	3.3%

Name	Number of Shares	Percentage of Outstanding Shares
Albert discretionary accounts	191,439	2.2%

(b)       Mr. Albert has sole power to vote and to direct the disposition of 519,151 shares of the Issuer’s Common Stock.

(c)	See Appendix 1 annexed hereto.

(d)	Not applicable.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	September 17, 2008

/s/ Ira Albert
Ira Albert

ALBERT INVESTMENT ASSOCIATES, L.P.
By:	ALBERT INVESTMENT STRATEGIES, INC.,
general partner

By:	/s/ Ira Albert
Ira Albert, President

APPENDIX 1

TRANSACTIONS IN COMMUNICATIONS SYSTEMS, INC.

COMMON STOCK WITHIN THE

                    PAST 60 DAYS

All transactions were open market purchases and the commissions are excluded in the price of the shares.

Albert Investment Associates, L.P

Date	Number of Shares	Price of Shares

9/15/2008	2300	$ 10.05
9/8/2008	100	$ 10.30
9/5/2008	500	$ 10.26
9/2/2008	5000	$ 10.36
8/27/2008	300	$ 10.44
8/15/2008	2000	$ 10.02
8/14/2008	301	$ 9.90
8/12/2008	5300	$ 9.80
8/8/2008	800	$ 9.85
8/7/2008	1400	$ 10.10
8/6/2008	10000	$ 10.40
7/29/2008	7045	$ 10.31